UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

2026 Share Buyback

London, 30 April 2026. Unilever PLC ("Unilever") announces that it is today commencing a new share buyback of up to €1.5 billion (the "SBB"), as set out in its full year 2025 results on 12 February 2026 and reiterated in its first quarter trading statement released today.

The purpose of the SBB is to reduce the capital of Unilever and it will take place within the limitations of the authority granted to the Board of Unilever by its general meeting held on 30 April 2025 (as amended at the general meeting held on 21 October 2025 relating to the share consolidation of Unilever shares). Accordingly, the maximum number of shares to be bought back by Unilever is 223,263,040.

The SBB commences today, 30 April 2026, and will end on or before 6 July 2026.

Any repurchases of shares under the SBB are expected to be announced on a weekly basis and in any event will be announced no later than the end of the seventh trading day following the date of the repurchase.

Unilever has entered into non-discretionary instructions with Morgan Stanley & Co. International PLC to conduct the SBB on its behalf and to make trading decisions under the SBB independently of Unilever.

ENDS

Enquiries

Media:

Unilever Press Office

press-office.london@unilever.com

Investors:

Investor Relations Team investor.relations@unilever.com

About Unilever

Unilever is a global consumer goods business comprised of four business groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Unilever's products are used by approximately 3.7 billion people every day, with sales in around 190 countries. We have around 96,000 employees and generated sales of €50.5 billion in 2025.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback, its purpose and timetable. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations regarding anticipated developments and other factors affecting the Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025 available on our corporate website www.unilever.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 30 April 2026